EXHIBIT 99.1

Immediate Release: NR 11-18

FINAL ASSAYS RECEIVED – NI43-101 COMPLIANT RESOURCE ESTIMATE
PROCEEDING FOR ZOE DISCOVERY

Vancouver, B.C., October 11, 2011 – Extorre Gold Mines Limited (AMEX:XG; TSX:XG; Frankfurt: E1R, “Extorre” or the “Company”) is pleased to announce that all assays are in hand for the first National Instrument 43-101 compliant resource estimate for the Zoe zone at Cerro Moro, Santa Cruz Province, Argentina. Assays for the final 33 drill holes of the approximately 100 holes to be included in the initial resource estimate are reported in this release.

Assay highlights include:

MD1345 intersected 3.00 metres (“m”) at 18.9 grams per tonne (“g/t”) gold + 943 g/t silver (37.8 g/t gold equivalent*), including 0.88 m at 55.5 g/t gold + 2,655 g/t silver (108.6 g/t gold equivalent*).

MD1348 intersected 3.65 m at 17.3 g/t gold + 2,314 g/t silver (63.6 g/t gold equivalent*), including 0.34 m at 116.8 g/t gold + 16,068 g/t silver (438.2 g/t gold equivalent*).

MD1351 intersected 2.02 m at 39.1 g/t gold + 2,231 g/t silver (83.7 g/t gold equivalent*), including 0.51 m at 113.6 g/t gold + 5,250 g/t silver (218.6 g/t gold equivalent*).

MD1362 intersected 7.70 m at 10.1 g/t gold + 3,285 g/t silver (75.8 g/t gold equivalent*), including 1.40 m at 53.0 g/t gold + 17,297 g/t silver (399.0 g/t gold equivalent*).

MD1372 intersected 2.55 m at 15.8 g/t gold + 1,494 g/t silver (45.7 g/t gold equivalent*), including 0.43 m at 69.1 g/t gold + 4,932 g/t silver (167.7 g/t gold equivalent*).

Drilling continues at Zoe with a total of 119 diamond drill holes now completed since the March 2011 discovery. Results from 19 new holes are awaited.

Independent consultant, Ted Coupland of Cube Consulting, Australia recently visited the site and is now performing the new resource estimate. Extorre has been advised the new estimate should be available in early November 2011. The estimate will include contributions from recent discoveries at the Zoe, Martina, Carla, and Esperanza-Nini zones.

Six drill rigs are operating at Cerro Moro, with 3 continuing to delineate the Zoe zone and potential extensions. The Zoe structure has been tested for 2.2 kilometres (“km”) of strike with significant mineralization delineated over a 1.1 km long zone. Low grade shallow holes will be followed up with deeper holes to test for high grade mineralized zones in the interval 150-250 metres below surface. Drilling in the past has discovered “blind” mineralized zones at many sites, a geological occurrence common to both the Cerro Moro property and the Deseado Massif in general.

Much of the potential 4 km long easterly strike length of the Zoe structure is covered by a veneer of younger (post mineralization) volcanic rocks that have little to no geochemical signature. Detailed ground magnetic surveying by Extorre and a trial CSAMT (controlled source audio magnetotellurics) survey are in progress. These surveys should assist in refining targets for drill testing.

Two diamond drill rigs are testing both known zones and new targets within an approximate 10 km radius of Zoe and Escondida. To date over 30 holes have been drilled with results awaited.

As reported on September 12, 2011, one multi-purpose drill rig is conducting a program of PQ sized (large diameter) drilling to provide samples for metallurgical test work, including bond, rod and ball work indices, abrasion indices and SMC tests. Four holes have already been completed at Zoe and 4 holes at the Gabriela and Carla zones are planned. This rig will also evaluate the ground water potential at Zoe.

Two links are embedded in this news release – a location plan of the Zoe target and a longitudinal section showing the drill hole array.

Of the 33 drill holes received 14 were low grade and/or narrow within the principal Zoe structure, however 5 drill holes intersected significant mineralization in either interpreted hanging wall or footwall splays of the main structure. New significant results from the remaining 24 drill holes are detailed in the following table.

Significant drilling results from the Zoe vein (at a 1.0 g/t gold equivalent* cut-off grade):

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
MD1337A#	170.60	171.00	0.40	6.4	395	14.3	0.42
MD1345	226.00	229.00	3.00	18.9	943	37.8	1.10
including	227.39	228.27	0.88	55.5	2,655	108.6	3.15
MD1347	184.15	189.00	4.85	5.2	502	15.2	0.44
including	187.86	188.43	0.57	12.5	1,220	36.9	1.07
MD1348	117.52	121.17	3.65	17.3	2,314	63.6	1.84
including	118.00	118.34	0.34	116.8	16,068	438.2	12.71
MD1350	197.90	199.50	1.60	1.7	264	6.9	0.20
including	197.90	198.30	0.40	3.6	576	15.1	0.44
MD1351	258.58	260.60	2.02	39.1	2,231	83.7	2.43
including	258.58	259.09	0.51	113.6	5,250	218.6	6.34
MD1353	188.89	190.63	1.74	13.8	1,414	42.1	1.22
including	190.00	190.63	0.63	30.3	3,080	91.9	2.67
MD1356#	232.60	234.20	1.60	6.7	670	20.1	0.58
including	232.60	233.60	1.00	9.7	974	29.2	0.85
MD1357	259.44	261.82	2.38	14.5	1,002	34.5	1.00
MD1358	363.50	365.75	2.25	8.6	110	10.8	0.31
including	363.50	364.05	0.55	21.5	222	25.9	0.75
MD1360	200.45	203.30	2.85	16.5	1,454	45.5	1.32
including	201.38	202.90	1.52	28.6	2,405	76.7	2.22
MD1362	15.17	22.87	7.70	10.1	3,285	75.8	2.20
including	18.75	20.15	1.40	53.0	17,297	399.0	11.57
and#	36.00	37.40	1.40	3.2	593	15.0	0.44
including	37.00	37.40	0.40	9.5	1,723	43.9	1.27
MD1364#	250.00	255.00	5.00	7.2	143	10.0	0.29
including	250.54	252.00	1.46	17.5	170	20.9	0.61
including	251.65	252.00	0.35	35.8	180	39.4	1.14
MD1366	412.00	414.00	2.00	2.0	295	7.9	0.23
MD1367	139.00	140.00	1.00	7.0	462	16.3	0.47
MD1368#	320.34	321.00	0.66	13.0	258	18.2	0.53
MD1369A	319.75	321.85	2.10	4.7	298	10.7	0.31
including	320.67	321.10	0.43	14.3	942	33.1	0.96
MD1370	286.92	290.30	3.38	3.1	190	6.9	0.20

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
including	286.92	287.60	0.68	9.2	496	19.1	0.55
MD1371#	254.50	257.90	3.40	3.4	220	7.8	0.23
including	254.50	255.40	0.90	7.5	406	15.6	0.45
and	257.00	257.40	0.40	6.5	409	14.7	0.43
MD1372	166.65	169.20	2.55	15.8	1,494	45.7	1.33
including	168.00	168.43	0.43	69.1	4,932	167.7	4.86
MD1373#	360.65	362.70	2.05	2.4	98	4.4	0.13
including	361.44	361.86	0.42	5.1	216	9.4	0.27
MD1374#	223.10	224.10	1.00	10.4	705	24.5	0.71
including	223.80	224.10	0.30	28.5	1,708	62.7	1.82
MD1377	205.65	207.13	1.48	1.7	502	11.7	0.34
and	208.46	209.35	0.89	15.9	1,195	39.8	1.15
MD1379	219.25	220.13	0.88	2.8	225	7.3	0.21

# Notes:
1.
The intercept in MD1337A, the intercept from 36.00–37.40m in MD1362 and the intercept in MD1373 represent footwall splays of the main Zoe mineralized structure. Except for MD1362, no significant results were reported for the main mineralized structure within these holes.

2.
The intercepts in drill holes MD1364, MD1368 and MD1374 represent hanging wall splays of the main mineralized structure. No significant results were reported for the main mineralized structure within these holes.

3.
Stockwork styles of mineralization above a 1.0 g/t gold equivalent cut off immediately above the Zoe structure were intersected in drill holes MD1356, MD1370 and MD1371 (5.30 m, 11.12 m and 7.50 m respectively). Additional drilling is required to determine the continuity of this style in these areas.

*           Gold equivalent grade is calculated by dividing silver grades by 50 and adding this figure to gold grade and assuming 100% metallurgical recovery.

Quality Control and Assurance

Drill widths presented in the table above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary with no cutting of high grades. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the Acme Analytical Laboratories (“Acme Labs”) preparation facility on-site at Cerro Moro (managed and staffed by Acme Labs), and assayed by fire assay (50 gram charge) at the Acme Labs laboratory in Chile, an ISO-9001:2000 certified laboratory.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by Acme Labs. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 500 or 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Extorre’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument (“NI”) 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Extorre
Extorre is a Canadian public company listed on the Toronto and NYSE Amex Exchanges (symbol XG). The assets of the Company comprise $38 million in cash, the Cerro Moro, Puntudo and Don Sixto projects, and other mineral exploration properties in Argentina.

On August 4, 2011 Extorre announced the results of the second Preliminary Economic Assessment (“PEA-2”) for a potential mine development at Cerro Moro. The study was based on the interim (April, 2011) NI 43-101 compliant mineral resource estimate. In PEA-2 production is based on an 8.25 year, 1,000 tonnes per day mining and processing operation, to produce a total of 494,700 ounces of gold and 26.6 million ounces of silver. The pre-tax NPV0 for the project is $581 million and the pre-tax IRR is 89.3%. The proposed mine would produce an average of 206,300 ounces gold equivalent** per year for the first 3 years at a cash cost of $US236/ounce gold equivalent**. PEA-2 did not include any resources from the Zoe discovery, as this was still being drilled at that time.

Click here for a link to the National Instrument 43-101 compliant report.

The Company expects to release an updated resource statement in Q4-2011 to include the Zoe discovery and three other deposits. That resource statement will lead to a revised economic assessment and a revision to the Environmental Impact Assessment approval received on May 17, 2011.

** Gold equivalent ounces are calculated by dividing silver ounces by 50 and adding this figure to gold ounces.

You are invited to visit the Extorre web site at www.extorre.com.

For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2
EXTORRE GOLD MINES LIMITED
Eric Roth
President and CEO
extorre@extorre.com
For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the PEA, and the Environmental Impact Assessment, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in our financial statements and MD&A for the fiscal period ended December 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX
EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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